

Hilltop Securities Inc.

Statement of Financial Condition
For the Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 _____ AND ENDING December 31, 2016 _____

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
           Laura Leventhal   214-859-1026

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave, Suite 1800, Dallas, TX 75201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        X Certified Public Accountant

        ... Public Accountant

        ... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Hill A. Feinberg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilltop Securities Inc._____, as of December 31_____, 2016_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



VILMA IDALIA GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2018

_____
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ... (c) Statement of Income (Loss).
- ... (d) Statement of Changes in Financial Condition.
- ... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ... (g) Computation of Net Capital.
- ... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ... (m) A copy of the SIPC Supplemental Report.
- ... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hilltop Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hilltop Securities Inc. (the "Company") at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2017

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com

Hilltop Securities Inc.
Statement of Financial Condition
December 31, 2016

(dollars in thousands, except par and redemption values)

Assets

Cash	$	13,406
Assets segregated for regulatory purposes		180,993
Receivable from brokers, dealers and clearing organizations (including $213 due from affiliates)		1,738,815
Receivable from clients, net of allowance of $155		350,932
Securities owned, at fair value		246,489
Securities purchased under agreements to resell		89,430
Goodwill		7,008
Customer intangible, net of accumulated amoritazation of $7753		9,047
Fixed assets, at cost, less accumulated depreciation of $7,410		15,005
Net deferred tax asset		32,058
Other assets (including $453 due from affiliates)		62,124
Total assets	$	2,745,307

Liabilities and Stockholder's Equity

Short-term borrowings	$	135,000
Payable to brokers, dealers, and clearing organizations (including $1,954 due from affiliates)		1,350,579
Payable to clients		473,867
Drafts payable		26,771
Securities sold, not yet purchased, at fair value		153,889
Securities sold under agreements to repurchase		39,969
Notes payable due to affiliate		88,127
Subordinated debt due to affiliate		42,000
Accrued expenses and other liabilities (including $10,206 due to affiliates)		160,331
		2,470,533

Stockholder's equity:

Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		275,465
Accumulated deficit		(694)
		274,774
Total liabilities and stockholder's equity	$	2,745,307

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

1.   Organization

Hilltop Securities Inc. (the "Company"), a Delaware Company and a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a New York Stock Exchange ("NYSE") member broker/dealer, a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

At the close of business on January 22, 2016, the Company and First Southwest Company, LLC ("FSC"), both subsidiaries of the Parent merged into a combined firm operating under Hilltop Securities Inc. To complete this transaction:

> 1) the Company entered into an agreement with Securities Holdings for a $50,000 promissory demand note and will pay interest on the amount outstanding at the federal funds rate plus 125 basis points per annum. The $50,000 was repaid in March 2016 and at December 31, 2016 there were no amounts outstanding under this promissory demand note;
> 2) Securities Holdings made a capital contribution of $20,000 to the Company;
> 3) First Southwest Holdings LLC, the parent of FSC, paid a cash dividend of $42,000 to Securities Holdings after FSC paid a cash dividend of $42,000 to First Southwest Holdings LLC;
> 4) Securities Holdings entered into a $42,000 subordinated loan agreement with the Company and the Company will pay interest semi-annually at a rate of 4.35% per annum; and
> 5) the Company entered into an agreement with First Southwest Holdings LLC for a non collateralized, 10 year, $88,127 promissory note and will pay interest semi-annually at a rate of 5% per annum.

The merger was accounted for as a combination of entities under common control. As a result, the assets and liabilities of FSC transferred to the Company were measured at their carrying amounts on the date of the transaction. The accompanying financial statements reflect the retrospective application of the transaction as if the merger occurred on January 1, 2016. The historical results of the Company and FSC have been combined at their historical carrying amounts and all applicable disclosures reflect the Company's and FSC results on a combined basis since January 1, 2016.

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2.   Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes,

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations. Interest income is recorded on these securities when earned.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture and equipment ($15,405) and leasehold improvements ($7,010) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill and Customer Intangible
The Company performs required annual impairment tests of its goodwill as of October 1st for changes in market value. Prior to testing goodwill for impairment, the Parent has the option to assess on a qualitative basis whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If determined, based on its assessment of qualitative factors that it is more likely than not that fair value of a reporting unit is less than its carrying amount, the Parent will proceed to test goodwill for impairment as a part of a two-step process. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. If the carrying amount of a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The Company recorded two separate customer relationship intangibles as part of the acquisition of the Company by the Parent in November 2012 and in connection with the merger with the Parent in January 2015, which are being amortized over a 12 and 14 year period, respectively, at a rate based on the sum of the years digits.

Intangible assets with indefinite useful lives are tested for impairment annually as of October 1st, or more often if events or circumstances indicate there may be impairment, and not amortized until their lives are determined to be definite by the Parent. If impaired, the intangible assets are recorded at fair value.

The Company did not determine that an impairment for either the Company's goodwill or intangible assets was deemed necessary upon their evaluation on October 1, 2016.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable and interest receivable on these amounts is included in the Statement of Financial Condition in other liabilities and other assets, respectively.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Securities borrowed and securities loaned, as well as the interest accrued on such transactions are included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations. Interest revenue and interest expense on securities borrowed and securities loaned transactions are included in the Statement of Operations in interest revenue and interest expense, respectively.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250. At December 31, 2016, the cash balances included $11,699 that was not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

Derivative Financial Instruments
Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients that allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to determine the fallout rate.

Additionally, the Company enters into TBA agreements to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by the clients. In general, the Company will enter into a TBA purchase agreement with the client and then

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

immediately enter into a TBA sale agreement with identical terms and the same settlement date with a separate counter-party.

While both the forward purchase commitments and TBAs meet the definition of a derivative under the provisions of the Accounting Standards Codification ("ASC") 815 "Derivatives and Hedging," they do not qualify for hedge accounting. However, the Company mitigates interest rate risk and volatility in reported earnings by selling TBAs with characteristics similar to the forward purchase commitments of mortgage-backed securities. The securities are carried at fair value and recorded in Other Assets and Other Liabilities based on the nature of the security with unrealized and realized gains recorded in net gains on principal transactions on the statement of operation

Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

  Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio and the

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

Company's commitments to purchase and sell TBA derivative securities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio (including the Company's derivative TBA securities). Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations, municipal obligations and the Company's commitments to purchase and sell TBA derivative securities.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate bonds.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

The FASB has recently issued the following statements and interpretations, which are applicable to the Company. Any other new accounting pronouncements not specifically identified in our disclosures are not applicable to the Company.

*ASU 2017-04, "Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.***"** In January 2017, FASB issued ASU 2017-04 as part of its simplification initiative which removes Step 2 from the goodwill impairment test. The amendment eliminates the determination of goodwill impairment through calculation of the implied fair value when the carrying amount of a reporting unit exceeds its fair value. The amendment is effective for annual or interim goodwill impairment tests performed in annual periods beginning after December 15, 2019, using the prospective method. Early adoption is permitted for such goodwill impairment tests performed after January 1, 2017. As permitted within the amendment, the Company elected to early adopt and prospectively apply the provisions of this amendment as of January 1, 2017.

ASU 2016-19, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory." In December 2016, FASB issued ASU 2016-19 which includes numerous technical corrections and clarifications to Generally Accepted Accounting Principles ("GAAP") that are designed to remove inconsistencies in accounting guidance. Several provisions in this accounting guidance were effective immediately and did not have an impact on the Company's financial statements. Additional provisions, including disclosure requirements for financial instruments, are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company will adopt the prospective provisions of the amendment as of January 1, 2017, which are not expected to have a significant effect on the Company's financial statements or processes.

ASU 2016-02 "Leases (Topic 842)." In February 2016, FASB issued ASU 2016-02 related to leases. The new standard is intended to increase transparency and comparability among organizations and require lessees to record a right-to-use asset and liability representing the obligation to make lease payments for long-term leases. Accounting by lessors will remain largely unchanged. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted. Adoption will require a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented. The Company does not intend to adopt the provisions of the amendment early. The Company is currently evaluating the provisions of the amendment on its financial statements and processes, but upon adoption, expects to report higher assets and liabilities as a result of including additional leases on the balance sheets.

3. Assets Segregated For Regulatory Purposes

At December 31, 2016, the Company held cash of $180,993 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

4.   **Receivable From and Payable to Brokers, Dealers and Clearing Organizations**

At December 31, 2016, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:

Securities borrowed	$	1,436,069
Correspondent broker/dealers		168,575
Clearing organizations		72,286
Securities failed to deliver		33,834
Trades in process of settlement, net		10,223
Other		17,828
	$	1,738,815

Payable:

Securities loaned	$	1,283,676
Securities failed to receive		31,724
Correspondent broker/dealers		31,040
Other		4,139
	$	1,350,579

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. At December 31, 2016, the Company held collateral for the receivables from correspondents in the amount of $249,836.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

Certain securities lending arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

The following table provides information about these receivables and payables subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2016:

Description	Gross amounts of recognized assets/ liabilities [2]	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition		Net Amount
				Financial instruments [3]	Cash Collateral	
Securities Borrowed	$ 1,436,069	$ -	$ 1,436,069	$ (1,385,664)	$ -	$ 50,405
Securities Loaned [1]	1,283,676	-	1,283,676	(1,237,868)	-	45,808

_____

[1] Under securities lending agreements, the Company repledged $1,247,574.
[2] Securities borrowed and loaned are not presented net on the Statement of Financial Condition.
[3] Amounts reflect fair value of underlying collateral.

Securities Lending Activities. The Company's securities lending activities includes lending securities for other broker/dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker/dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded, as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. The Company's management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The Company is subject to credit risk through its securities lending activities if securities prices decline rapidly because the value of the Company's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of securities lending transactions accounted for as secured borrowings at December 31, 2016:

	December 31, 2016				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	**Up to 30 days**	**30-90 days**	**Greater than 90 days**	**Total**
Securities lending transactions					
Corporate securities	$ 14,816	$ -	$ -	$ -	$ 14,816
Equity securities	1,268,860	-	-	-	1,268,860
Total borrowings	$ 1,283,676	$ -	$ -	$ -	$ 1,283,676
Gross amount of recognized liabilities for securities lending					$ 1,283,676
Amount related to agreements not included in offsetting disclosure					$ -

5.   Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $691 and $2, respectively, at December 31, 2016. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At December 31, 2016, the Company has approximately $465,935 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $36,102 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $384,847 at December 31, 2016. At December 31, 2016 and during the year ended December 31, 2016, the weighted average interest rate was 2% and the interest rate paid on these balances ranged from 0.02% to 0.05%.

The Company maintains an allowance for doubtful accounts of $155 which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At December 31, 2016, all unsecured customer receivables had been provided for in this allowance.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

6.   Securities Owned and Securities Sold, not yet Purchased

At December 31, 2016, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

	December 31, 2016
Securities owned:	
U. S. treasury securities	$ 5,940
U. S. government agencies:	
Bonds	36,303
Residential mortgage-backed securities	1,990
Collateralized mortgage obligations	5,607
Commercial mortgage-backed securities	1
Corporate debt securities	60,699
States and political subdivisions	89,945
Unit investment trusts:	
Corporate securities	40,790
Municipal securities	619
Private-label issuers:	
Mortgage-backed securities	60
Asset-backed securities	4,232
Certificates of deposit	87
Equity securities	216
	$ 246,489
Securities sold, not yet purchased:	
U. S. treasury securities	$ 45,628
U. S. government agencies:	
Bonds	12,384
Corporate debt securities	80,790
Equity securities	15,087
	$ 153,889

At December 31, 2016, none of the above securities were pledged as security deposits at clearing organizations for the Company's clearing business. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

7. Derivative Financial Instruments

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients and sells TBAs as described in **Note 2**. At December 31, 2016, the Company's derivative positions associated with its TBA program are presented below:

	Notional Amount	Estimated Fair Value
Commitments to purchase TBAs	$ 3,616,922	$ (1,155)
Commitments to sell TBAs	3,486,725	(8,992)

Certain derivative arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2016:

Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition		Net amount
				Financial instruments	Cash collateral	
Derivative asset--TBA	$ 9,012	$ -	$ 9,012	$ (9,012)	$ -	$ -
Derivative liability--TBA	19,159	-	19,159	(19,159)	-	-

8. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value, securities sold, not yet purchased, at fair value and derivative securities as of December 31, 2016:

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U. S. treasury securities	$ 5,940	$ -	$ -	$ 5,940
U. S. government agencies:				
Bonds	-	36,303	-	36,303
Residential mortgage-backed securities	-	1,990	-	1,990
Collateralized mortgage obligations	-	5,607	-	5,607
Commercial mortgage-backed securities	-	1	-	1
Corporate debt securities	-	60,699	-	60,699
States and political subdivisions	-	89,945	-	89,945
Unit investment trusts:				
Corporate securities	-	40,790	-	40,790
Municipal securities	-	619	-	619
Private-label issuers:				
Mortgage-backed securities	-	60	-	60
Asset-backed securities	-	4,232	-	4,232
Certificates of deposit	-	87	-	87
Equity securities	216	-	-	216
	$ 6,156	240,333	-	$ 246,489
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 9,012	$ -	$ 9,012

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U. S.treasury securities	$ 45,628	$ -	$ -	$ 45,628
U. S. government agencies:				
Bonds	-	12,384	-	12,384
Corporate debt securities	-	80,790	-	80,790
Equity securities	15,087		-	15,087
	$ 60,715	93,174	-	$ 153,889
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 19,159	$ -	$ 19,159
Net assets (liabilities)	$ (54,559)	$ 137,012	$ -	$ 82,453

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

	Corporate Debt Securities	Total
Ending balance at December 31, 2015	$ 1	$ 1
Realized losses on sale of security	(1)	(1)
Ending balance at December 31, 2016	$ -	$ -

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During the year ended December 31, 2016, the Company did not have any transfers of financial instruments between levels.

9.   Securities Purchased/Sold Under Agreements to Resell/Purchase

At December 31, 2016, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the Statement of Financial Condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

Certain reverse repurchase and repurchase agreements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements. The following table provides information about these instruments subject to an enforceable master netting arrangement, repurchase agreements or similar agreements with offsetting rights and any related collateral amounts at December 31, 2016:

| | | | | Gross amounts not offset in the statement of financial condition | | |
Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets presented in the statement of financial condition	Financial instruments [1]	Cash Collateral	Net Amount
Reverse repurchase agreements	$ 89,430	$ -	$ 89,430	$ (89,369)	$ -	$ 61
Repurchase agreements	39,969	-	39,969	(39,969)	-	-

_____
[1] Amounts reflect fair value of underlying collateral.

The following table presents the remaining contractual maturities of repurchase agreements accounted for as secured borrowings at December 31, 2016:

| | **December 31, 2016** | | | | |
| | **Remaining Contractual Maturity of the Agreements** | | | | |
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
U.S. Treasury and agency securities	$ 39,969	$ -	$ -	$ -	$ 39,969
Total borrowings	$ 39,969	$ -	$ -	$ -	$ 39,969
Gross amount of recognized liabilities for repurchase agreements					$ 39,969
Amount related to agreements not included in offsetting disclosure					$ -

10.   Short-Term Borrowings

Uncommitted lines of credit
The Company has credit arrangements with commercial banks, which include broker loan lines up to $700,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.55% at December 31, 2016). At December 31, 2016, the amount outstanding under these secured arrangements was $135,000, which was collateralized by securities held for firm and correspondent broker/dealer accounts valued at $370,838.

Committed lines of credit
At December 31, 2016, the Company had a $50,000 committed revolving credit facility with an unaffiliated bank. The commitment fee is 25 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 100 basis points. The agreement requires the Company to maintain a tangible net worth of at least $170,000. At December 31, 2016, there were no outstanding amounts under the committed revolving credit facility.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At December 31, 2016, the Company had pledged $85,667 to support these open customer positions.

11. Note Payable Due to Affiliate & Subordinated Debt Due to Affiliate

At the close of business on January 22, 2016, the Company entered into an agreement with First Southwest Holdings LLC for a non collateralized, 10 year, $88,127 promissory note paying interest semi-annually at a rate of 5% per annum and a $42,000 subordinated loan agreement with Securities Holdings paying interest semi-annually at a rate of 4.35% per annum. Both the agreements were entered into as part of the merger of FSC with the Company. (See **Note 1** for additional discussion on the merger.) At December 31, 2016, there was $130,127 outstanding under these agreements.

12. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 are presented below:

Deferred tax assets:		
Compensation and benefits	$	20,647
Legal and other reserves		8,283
Realized built-in loss carryforward		4,066
Deferred income		3,598
Other		701
Total gross deferred tax asset		37,295
Deferred tax liabilities:		
Intangible assets		(3,386)
Other		(1,851)
Total gross deferred tax liability		(5,237)
Net deferred tax asset included in other assets	$	32,058

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2016, the Company had recognized built-in losses ("RBIL") of $4,066 from the 2015 merger with the Parent. At December 31, 2016, the Company had net operating loss ("NOL") carryforwards for State income tax purposes of $916. These net operating loss carryforwards expire in 2030 and later years. The RBILs and NOLs are expected to be fully realized prior to any expiration.

At December 31, 2016, the total amount of gross unrecognized tax benefits was $281, $183, if recognized, would favorably impact the Company's effective tax rate. The aggregate changes in gross unrecognized tax benefits, which exclude interest and penalties, are as follows:

Balance at December 31, 2015	$ -
Increases related to tax positions taken during a prior year	245
Increases related to tax positions taken during the current year	36
Balance at December 31, 2016	$ 281

With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2013.

The amount of current federal taxes receivable from the Parent included in other assets on the Statement of Financial Condition was $10,849 at December 31, 2016. The amount of current state taxes receivable from the Parent included in other assets on the Statement of Financial Condition was $397 at December 31, 2016.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At December 31, 2016, the Company had net capital of approximately $135,079 which is approximately $125,516 in excess of its minimum net capital requirement of approximately $9,563 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2016, the Company had net capital of approximately $111,172 in excess of 5% of aggregate debit items.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

14.   Affiliate Transactions

The Company clears all customer transactions for HTIN, an affiliate. The Company also provides all accounting, administrative services, management services and office facilities to HTIN in accordance with an expense sharing agreement in the amount of $50 per year.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, PlainsCapital Bank ("Bank"). These funds are FDIC insured up to $250.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $21,153 for which the Company has recorded an allowance, included in other liabilities in the Statement of Financial Condition, of $2,144 for terminated relationships.

The Company is named as the lessee for two leases which are subleased to the Bank. Additionally, the Company subleases office space and utilizes space in a property owned by the Bank for its business recovery centers.

The Company has various expense sharing arrangements with the Parent, Securities Holdings and other subsidiaries of the Parent and Securities Holdings. These expense sharing agreements outline the types of expenses that will be passed through to the Company, including but not limited to compensation expense, use of Parent assets, and administrative expenses performed by the Parent or subsidiaries of the Parent. On the Statement of Financial Condition, the total receivable includes $308 from the Bank, $213 from HTIN, which is reported in receivable from brokers, dealers, and clearing organizations, $81 from First Southwest Holdings LLC and its subsidiaries, $52 from Southwest Insurance Agency and $12 from the National Lloyds Corporation, a wholly owned subsidiary of the Parent. The total payable includes $6,140 to Securities Holdings, $5,176 to First Southwest Holdings LLC and its subsidiaries, including $1,954, which is reported in payable to brokers, dealers, and clearing organizations, a $300 clearing deposit to HTIN, which is reported in payable to clients on the Statement of Financial Condition, $535 to Southwest Insurance Agency and $309 to the Parent.

16.   Commitments and Contingencies

Leases. The Company leases its offices and certain equipment under noncancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Statements of Financial Condition. Rental expense relating to the facilities and equipment leases for the year ended December 31, 2016 aggregated to $11,520.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

At December 31, 2016 the future rental payments for the noncancelable operating leases for each of the following five years and thereafter follows:

2017	$	10,286
2018		10,013
2019		9,519
2020		8,854
2021		5,449
Thereafter		17,140
	$	61,261

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2016, the Company had potential liabilities of $53 due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

On November 12, 2015, a jury rendered a verdict against the defendants in a civil matter styled *Gerritsen Beach Investments, Ltd. and SSST Riviera Investments, Ltd. v. Southwest Securities, Inc., W Leighton Stallones, Republic First Bank, SSJ Development of Gerritsen Beach I, LLC, SSJ of Mill Basin I Group, LLC, and SSJ Development of Sheepshead Bay, LLC, Cause No. 10-10673 in the 44*[th] *Judicial District, Dallas, County, Texas*. The jury determined Southwest Securities, Inc. to be jointly and severally liable in its verdict. An aggregate amount of $4,500 had been reserved in the Statement of Financial Condition for this matter. In March 2016, the parties agreed to settle the case, the terms of which were confidential, and pursuant to the settlement agreement, the matter was dismissed.

On or about November 2, 2012, FSC was named in a lawsuit pending in the state of Rhode Island Superior Court styled *Rhode Island Economic Development Corporation v. Wells Fargo Securities, LLC, et al*. The lawsuit relates to FSC's role as financial advisor to the State of Rhode Island, specifically in connection with the Rhode Island Economic Development Corporation's issuance of $75 million in bonds to finance a loan to 38 Studios, LLC. 38 Studios, LLC ultimately failed to repay the loan and the Rhode Island Economic Development Corporation sought recovery to repay the bonds it issued to make such loan. During the first quarter of 2017, the Company entered into a settlement agreement with the Rhode Island Commerce Corporation (formerly known as Rhode Island Economic Development Corporation). Under the settlement agreement, the Company will pay $16,000 to settle any and all claims in connection with the bonds, including the litigation related thereto. As of December 31, 2016, the Company had fully reserved for this settlement amount.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

17. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2016
(dollars in thousands, except par and redemption values)

actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

18.   Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

19.   Proprietary Accounts of Broker/Dealers ("PAB") Reserve Requirements

The Company performs calculations of PAB reserve requirements. At December 31, 2016, the Company did not have a PAB reserve requirement and has no amount on deposit.